Diamond Offshore Drilling, Inc.

15415 Katy Freeway, Suite 100

Houston, Texas 77094

April 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Diamond Offshore Drilling, Inc.

Form T-3 (File No. 022-29092)

Ladies and Gentlemen:

We refer to the Application for the qualification of Indenture on Form T-3 (File No. 022-29092) (the “Application”) of Diamond Offshore Drilling, Inc. relating to the qualification of the Indenture governing 9.00%/11.00%/13.00% Senior Secured First Lien PIK Toggle Notes due 2027.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 7a-9 promulgated thereunder, we hereby respectfully request the acceleration of the effectiveness of the above referenced Application so that it may become effective at 3:00 P.M., Eastern time, on Friday, April 23, 2021.

If you have any questions regarding the foregoing, please contact Tracey A. Zaccone (212-373-3085) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

DIAMOND OFFSHORE DRILLING, INC.

By:	/s/ David L. Roland
Name:	David L. Roland
Title:	Senior Vice President, General Counsel
and Secretary

cc:	Tracey A. Zaccone, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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